eMerge Interactive, Inc.
10305 102nd Terrace
Sebastian, Florida 32958

December 6, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	eMerge Interactive, Inc. Application for Withdrawal of Registration Statement on
Form S-3 (Registration No. 333-71538) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), eMerge Interactive, Inc., a Delaware corporation (“eMerge”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement.

eMerge privately placed 4,000,000 shares of its common stock (the “Shares”) with Allflex Holdings, Inc. (“Allflex”) in September 2001. In connection with the placement, eMerge entered into a Registration Rights Agreement with Allflex, whereby eMerge agreed to grant Allflex the right to demand that eMerge prepare and file with the Commission a registration statement with respect to the offer and sale of the Shares. Allflex made a demand under the Registration Rights Agreement; however, did not pursue an offer or sale of any of the Shares. Allflex is currently eligible to sell the Shares pursuant to Rule 144 of the Act and in accordance with the Registration Rights Agreement, eMerge is therefore no longer contractually obligated to file and maintain the effectiveness of a registration statement.

The board of directors of eMerge believes that it is in the best interest of eMerge and consistent with the public interest and the protection of investors to withdraw the above-referenced Registration Statement. eMerge respectfully requests that the Commission consent to such withdrawal.

Sincerely,

eMerge Interactive, Inc.

By:	/s/ Juris Pagrabs
Name:	Juris Pagrabs
Title:	CFO